SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MAXWELL SHOE COMPANY INC.

(Name of Subject Company)

MAXWELL SHOE COMPANY INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

577766108

(CUSIP Number of Class of Securities)

Mark J. Cocozza

Chairman and Chief Executive Officer

Maxwell Shoe Company Inc.

101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137-0037

(617) 364-5090

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067-3026 (310) 552-8500	Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Maxwell Shoe Company Inc. (the “Company”) on March 29, 2004 and to add additional Exhibits to Item 9 and revise the Exhibit Index accordingly.

Item 8.	Additional Information

Item 8 is hereby supplemented by adding to the end of the section entitled “Litigation Matters” the following paragraphs:

On March 30, 2004, MSCAC filed a suit in the Court of Chancery of the State of Delaware against the Company seeking to compel the Company to make available to MSCAC current and updated books and records of the Company relating to the setting of the March 25, 2004 record date in connection with Jones’s and MSCAC’s consent solicitation. The Company believes that the claims and allegations asserted in this suit are without merit and intends to vigorously defend against the lawsuit.

On March 31, 2004, Jones and MSCAC filed a suit in the Court of Chancery of the State of Delaware against the Company and its directors alleging that the directors breached their fiduciary duties and the Company and the directors breached the Company’s Amended and Restated Certificate of Incorporation in connection with the setting of the March 25, 2004 record date in connection with Jones’s and MSCAC’s consent solicitation. Jones and MSCAC seek injunctive and declaratory relief. The Company and the Board of Directors believe that the claims and allegations asserted in this suit are without merit and intend to vigorously defend against the lawsuit.

On April 1, 2004, the Company filed a suit in the United States District Court for the District of Massachusetts against Jones and MSCAC. A copy of the Company’s complaint is filed as Exhibit (a)(5) to this Schedule 14D-9 and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(5).

Item 8 is hereby amended by deleting the section entitled “Forward-Looking Statements” and replacing it with the following section:

Forward-Looking Statements

Statements made in this Schedule 14D-9 indicating the Company’s, the Board of Directors’ or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual future events or results. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. Such risks, assumptions and uncertainties include, but are not limited to: changing consumer preference, inability to successfully design, develop or market its footwear brands, the inability to successfully re-introduce the Joan & David brand into the market, competition from other footwear manufacturers or retailers, loss of key employees, general economic conditions and adverse factors impacting the retail footwear industry, and the inability by the Company to source its products due to political or economic factors, potential disruption in supply chain or customer purchasing habits due to health concerns relating to severe acute respiratory syndrome or other related illnesses; the imposition of trade or duty restrictions or work stoppages of transportation or other workers who handle or manufacture the Company’s goods. Additional risks, assumptions and uncertainties associated with Jones’s pending tender offer include: the risk that the Company’s customers may delay or refrain from purchasing Company products due to uncertainties about the Company’s future, the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with the Company, the risk that stockholder litigation commenced in connection with Jones’s offer might result in significant costs of defense, indemnification and liability, the risks that the Board of Directors’ analysis and the bases of their recommendation to the stockholders ultimately may prove to be inaccurate, and other risks discussed in documents filed by the Company with the Securities and Exchange Commission. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. The Company is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document

*(a)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004

*(a)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders

*(a)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees

(a)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004

(a)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts

*(e)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003

*(e)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders

*(e)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza

*(e)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero

*(e)(5)	Maxwell Shoe Company Inc. Management Retention Plan

*(e)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment))

*(e)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002)

(g)	Not applicable

*	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAXWELL SHOE COMPANY INC.

Date: April 1, 2004	By:	/s/ MARK J. COCOZZA
	Title:	Mark J. Cocozza Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Document

*(a)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004

*(a)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders

*(a)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees

(a)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004

(a)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts

*(e)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003

*(e)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders

*(e)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza

*(e)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero

*(e)(5)	Maxwell Shoe Company Inc. Management Retention Plan

*(e)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment))

*(e)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002)

(g)	Not applicable

*	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.